08027922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

| SEC FILE NUMBER |
|---|
| 8- 37267 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WEEDEN & CO. L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Mason Street
(No. and Street)

| Greenwich | Connecticut | 06830 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Cotaj 203-861-7604
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

| 1212 Avenue of the Americas, | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Craig Hetherington and Robert A. Cervoni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weeden & Co. L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANIE FOSTER
NOTARY PUBLIC
Connecticut
My Commission Expires Nov. 30, 2011

Janie Foster
Notary Public

Signature
President
Title

Signature
Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weeden & Co., L.P.

Report on Statement of Financial Condition

December 31, 2007

## Index

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

## Report of Independent Public Accountants

The Board of Directors
Weeden & Co., L.P.

We have audited the accompanying statement of financial condition of Weeden & Co., L.P. as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Weeden & Co., L.P. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

J. H. Cohn LLP

New York, New York
February 28, 2008

## WEEDEN & CO., L.P.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2007

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 11,989,387 |
| Cash segregated under Federal regulations | 4,860,170 |
| Receivable from clearing broker, net | 26,856,021 |
| Securities owned - at market value | 5,932,798 |
| Building improvements, furniture, fixtures and equipment, net | 5,592,865 |
| Other assets | 973,358 |
| Totals | $ 56,204,599 |

### LIABILITIES AND PARTNERS' CAPITAL

| | |
|---|---|
| Liabilities: | |
| Securities sold, not yet purchased - at market value | $ 240,725 |
| Accounts payable, accrued expenses and other liabilities | 10,005,496 |
| Total liabilities | 10,246,221 |
| Commitments and contingencies | |
| Partners' capital | 45,958,378 |
| Total | $ 56,204,599 |

See Notes to Statement of Financial Condition.

**Note 1 - Organization:**

Weeden & Co., L.P. (the "Company"), a Delaware limited partnership, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. ("FINRA"), formerly the National Association of Security Dealers, Inc. Weeden Securities Corp. is the sole general partner ("GP"), and manages and controls the business and affairs of the Company. Weeden Investors, L.P. (the "Parent") is the sole limited partner. The Company is an introducing broker for the transactions of its institutional customers, a market-maker in certain securities in the over-the-counter market, and also engages in trading activities in listed equities in both domestic and international markets whereby the Company commits its capital in order to facilitate its customers' orders.

The Company has an agreement with another broker-dealer ("clearing broker") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

**Note 2 - Significant accounting policies:**

The Company records principal transactions in securities and the related revenue and expenses on a trade-date basis.

Commissions and related clearing expenses are recorded on a trade-date basis.

Securities owned or securities sold, not yet purchased, by the Company are valued at their prevailing market prices.

The Company accounts for costs incurred in connection with the development of software in accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, all costs incurred in the preliminary project stage are expensed as incurred, and internal and external costs incurred to develop internal use computer software during the application development stage are capitalized.

Depreciation for building (leasehold) improvements is provided for using the straight line method and accelerated methods over 7 to 39 years. Depreciation (or amortization) for all other capitalized assets is provided for over the estimated useful lives of the related assets, generally five to seven years, using the accelerated double declining balance method.

No provision is made in the accompanying financial statements for federal or state income taxes since such liabilities are the responsibility of the individual partners.

**Note 2 - Significant accounting policies (concluded):**

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Amounts paid to partners of the Parent for salaries are expensed and included in the statement of income under employee compensation.

**Note 3 - Cash and cash equivalents:**

The Company maintains cash accounts in excess of FDIC limits. It has not experienced any losses from such accounts. At December 31, 2007, cash includes money market accounts with balances of $16,596,654.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

**Note 4 - Cash segregated under Federal regulations:**

Cash of $4,860,170 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

**Note 5 - Receivables from clearing broker:**

The clearing and depository operations for the Company's security transactions are provided by one broker who is a member of major securities exchanges. At December 31, 2007, all of the securities owned and the receivable from broker reflected in the statement of financial condition are security positions with and amounts due from this clearing broker.

For financial reporting purposes, amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. The securities serve as collateral for the amount due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

**Note 5 - Receivables from clearing broker (concluded):**

Amounts receivable from and payable to the clearing broker at December 31, 2007 consist of the following:

| | Receivable | Payable |
|---|---|---|
| Receivable from clearing broker | $24,379,673 | |
| Fees and commissions | 2,776,662 | $300,314 |
| Totals | $27,156,335 | $300,314 |

**Note 6 - Securities owned and sold, not yet purchased:**

Marketable securities owned and sold, not yet purchased, consist of trading securities at market value as follows:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| Equities | $5,932,798 | $203,559 |
| Warrants | | 37,166 |
| Totals | $5,932,798 | $240,725 |

Subsequent market fluctuation may require purchasing the securities sold, not yet purchased, at prices that differ from the market value reflected in the statement of financial condition.

**Note 7 - Building improvements, furniture, fixtures and equipment:**

Building improvements, furniture, fixtures and equipment, at cost, consist of the following:

| | |
|---|---|
| Software | $ 7,954,749 |
| Computers | 4,050,001 |
| Building (leasehold) improvements | 2,249,557 |
| Equipment | 1,788,568 |
| Furnishings | 1,460,580 |
| | 17,503,455 |
| Less accumulated depreciation and amortization | 11,910,590 |
| Total | $ 5,592,865 |

**Note 8 - Financial statements with off-balance sheet risk:**

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded and over-the-counter options, delayed deliveries, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers, and manage market risks and are subject to varying degrees of market and credit risk. Derivative transactions are entered into to economically hedge other positions or transactions.

Futures and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

The credit risk for forward contracts, options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

All positions in derivatives are reported in the accompanying statement of financial condition at market value.

The Company had certain other transactions which, in accordance with industry practice, were not recorded on the statement of financial condition. The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statement at December 31, 2007, at market values of the related securities, and will incur a loss if the market value of the securities increases subsequent to December 31, 2007.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations to deliver cash or securities and the Company has to liquidate the security at a loss.

The Company's customer securities activities are transacted on a delivery vs. payment basis. The Company does not extend margin to its customers.

**Note 9 - Related party transactions:**

The Company from time to time enters into transfers with the Parent and the GP. Interest is not charged on any intercompany or affiliate balances. At December 31, 2007, amounts due from Parent of $9,566 is included in other assets.

In 2007, the Company entered into a commission sharing agreement with Pragma Securities LLC ("PS") and Pragma Financial LLC ("PFS"). The agreement grants the right to use algorithmic trading software in exchange for a portion of the net commissions derived from the software and a specified charge per share. At December 31, 2007, amounts due to PS of $197,788 resulted from these transactions. The Parent owns 15% of PS and 5% of PFS.

Beginning in November 2007, the Company and PFS began co-operating and co-marketing a dark pool crossing aggregation business under the name "One Pipe". Fifty percent of net commissions from this business is paid to PS under their commission sharing agreement with the Company. The Company anticipates moving this business into a jointly-owned subsidiary in early 2008.

At December 31, 2007, the Parent owned 25% of The Leuthold Group LLC ("TLG"). In January 2008, the Company sold back 1% of its ownership of TLG.

**Note 10- Employee benefit plans:**

The Parent sponsors a profit-sharing plan (the "Plan"), which covers all employees meeting specific age and service requirements. The Plan provides for the Parent or the Company to make discretionary contributions based on a percentage of compensation. The Plan includes a 401(k) provision allowing employee deferrals.

**Note 11- Net capital requirement:**

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the alternative method. The Company is required to maintain net capital, as defined, of $1,000,000. Net capital changes from day to day, but at December 31, 2007, the Company had net capital of $43,363,178, which exceeded the requirement of $1,000,000 by $42,363,178.

**Note 12- Lease commitments:**

The Company occupies office space under several noncancelable leases which expire between 2009 and 2012. Included in such leases is the lease of the Company's headquarters' office space from the Parent. The aggregate minimum rental commitments under these leases are as follows:

| Year Ending December 31, | Nonrelated Parties | Related Parties | Total |
|---|---|---|---|
| 2008 | $277,000 | $ 990,000 | $1,267,000 |
| 2009 | 237,000 | 990,000 | 1,227,000 |
| 2010 | 218,000 | 990,000 | 1,208,000 |
| 2011 | 219,000 | | 219,000 |
| 2012 | 36,000 | | 36,000 |
| Totals | $987,000 | $2,970,000 | $3,957,000 |

The leases, in addition to base rentals, provide for rent escalations and other charges which are not reflected in the amounts above.

**Note 13- Subsequent events:**

In January 2008, the Company distributed $7,615,000 to the Parent and $76,919 to Weeden Securities Corp.

WEEDEN & CO., L.P.

## SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2007

| | |
|---|---|
| Net capital: | |
| Total partners' capital | $ 45,958,378 |
| Add allowable credits: | |
| Profit sharing plan | 2,075,624 |
| Bonus accrual | 3,083,948 |
| Total | 5,159,572 |
| Deduct nonallowable assets: | |
| Other assets | 973,358 |
| Fixed assets, net | 5,592,865 |
| Total | 6,566,223 |
| Net capital before haircuts on securities positions | 44,551,727 |
| Haircut on securities and other charges | 1,188,549 |
| Net capital | $ 43,363,178 |
| Aggregate indebtedness - total liabilities | $ 10,246,221 |
| Computation of basic net capital requirement: | |
| Minimum net capital required | $ 1,000,000 |
| Excess of net capital | $ 42,363,178 |

There were no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconcilliation is deemed necessary.



END